Exhibit 21.1

Subsidiaries of MISCOR Group, Ltd.

Name	Jurisdiction of Organization

Magnetech Industrial Services, Inc.	Indiana

Martell Electric, LLC	Indiana

HK Engine Components, LLC	Indiana

Magnetech Power Services, LLC	Indiana

Ideal Consolidated, Inc.	Indiana

American Motive Power, Inc.	Nevada

3-D Service, Ltd.	Ohio